SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR	THE FISCAL YEAR ENDED March 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF
1934

FOR	THE TRANSITION PERIOD FROM TO

Commission File Number: 000-24373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBAL IMAGING SYSTEMS 401(k) RETIREMENT PLAN
3820 NORTHDALE BOULEVARD, SUITE 200A
TAMPA, FLORIDA 33624

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBAL IMAGING SYSTEMS, INC.
3820 NORTHDALE BOULEVARD, SUITE 200A
TAMPA, FLORIDA 33624

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

MARCH 31, 2002 AND 2001

Report of Independent Certified Public Accountants

To the Participants and Administrator of the
Global Imaging Systems
401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Global Imaging Systems 401(k) Retirement Plan (the “Plan”) at March 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP Tampa, Florida August 12, 2002

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2002 AND 2001
	2002	2001
Assets

Investments, at fair value	$51,251,712	$44,994,343

Receivables:
Participant contribution	317,083	297,337
Employer contribution	110,269	109,699

Total receivables	427,352	407,036

Net assets available for benefits	$51,679,064	$45,401,379

The accompanying Notes to Financial Statements are an integral part of these financial statements.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Additions to net assets attributed to:
Investment results:
Net depreciation in fair value of investments	$(1,104,812)	$(19,478,133)
Interest and dividends	664,822	3,842,403

Total investment loss	(439,990)	(15,635,730)

Contributions:
Participant	7,614,587	7,630,160
Employer	2,817,349	2,148,931

Total contributions	10,431,936	9,779,091

Total additions	9,991,946	(5,856,639)

Deductions from net assets attributed to:
Benefits paid to participants	(5,025,726)	(4,908,918)
Administrative expenses	(3,186)	(2,985)

Total deductions	(5,028,912)	(4,911,903)

Transfers from other plans	1,314,651	548,623

Net increase (decrease)	6,277,685	(10,219,919)

Net assets available for benefits:
Beginning of year	45,401,379	55,621,298

End of year	$51,679,064	$45,401,379

The accompanying Notes to Financial Statements are an integral part of these financial statements.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

1.    Description of Plan

The following description of the Global Imaging Systems (the “Company”) 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan’s provisions.

General

The Plan, established May 1, 1996, and subsequently amended, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. (the “Sponsor”) and its subsidiaries that have adopted the Plan as of March 31, 2001 (collectively and individually referred to as the “Employer”), who have attained age 21 and one hour (1,000 hours prior to June 23, 1999) of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Commencing November 1, 1998, eligible participants may contribute up to 18% of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Prior to such date, the participants were eligible to contribute up to 15% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. Effective June 1, 2000, the Employer contributes to the Plan 55% (50% prior to June 1, 2000) of the first 6% of the participant’s compensation. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers one money market fund, nine mutual funds and Global Imaging Systems, Inc. common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants are fully vested upon reaching normal retirement age, death, total disability or termination of the Plan.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

Payment of Benefits

A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant’s vested account balance exceeds $5,000, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $5,000, the Plan will distribute the balance in a lump-sum.

Forfeited Accounts

At March 31, 2002 and 2001, forfeited nonvested accounts totaled $32,540 and $40,740, respectively. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. For the years ended March 31, 2002 and 2001, employer contributions were reduced by $327,934 and $186,219, respectively, from forfeited nonvested accounts.

Participant Loans

Loans to participants are not available except when participants transfer loans from another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan’s loan policy. The Plan Administrator will not approve any loan to a participant in an amount which exceeds 50% of his or her vested account balance (maximum aggregate dollar amount to any individual participant may not exceed $50,000 and may not be less than $1,000). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the balances in the participant’s account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 8 to 10.75%. Principal and interest is paid ratably through monthly payroll deductions.

Administration

The Plan is administered by the Company. Prudential Bank and Trust Company is the trustee of the Plan. Certain administrative expenses are paid by the Company.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant receivables and loans are valued at cost which approximates fair value.

The Plan presents, in the statement of net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	March 31,
	2002	2001
Prudential Government Security Money Market Fund	$3,465,996	$3,657,749
Prudential Global Growth Fund Z	4,576,882	4,385,035
Prudential Value Fund	3,650,506	2,848,480
Fidelity Advisor Equity Growth Trust	17,601,569	16,264,753
Putnam Voyager Fund	10,116,335	9,619,514
Putnam Income Fund	3,401,813	2,627,573
AIM Balanced Fund	2,556,721	2,329,459

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	March 31,
	2002	2001
Mutual funds	$(1,742,368)	$(19,378,388)
Common stock fund	637,556	(99,745)

	$(1,104,812)	$(19,478,133)

4.     Related Party Transactions

Certain Plan investments are mutual funds and money market funds managed by the trustee and shares of the Company’s common stock, and therefore, these transactions qualify as party-in-interest.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

5.    Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 1998 that the Plan is designed in accordance with Internal Revenue Code. It is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

6.    Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR

Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
Prudential Government Security Money Market Fund*	Money Market Fund	$3,465,996
Prudential Active Balanced Fund Z*	Mutual Fund	1,456,048
Prudential Active Balanced Fund A*	Mutual Fund	1,401
Prudential Value Fund*	Mutual Fund	3,650,506
Prudential Government Income Fund*	Mutual Fund	989,916
Prudential Global Growth Fund Z*	Mutual Fund	4,576,882
Prudential Global Growth Fund A*	Mutual Fund	362
Prudential Stock Index Fund*	Mutual Fund	1,520,864
Fidelity Advisor Equity Growth Trust	Mutual Fund	17,601,569
Putnam Voyager Fund	Mutual Fund	10,116,335
Putnam Income Fund	Mutual Fund	3,401,813
AIM Balance Fund	Mutual Fund	2,556,721
Global Imaging Systems, Inc.*	Common Stock	1,824,158
Participant Loans	Interest ranging from 8% to 10.75%	89,141

Total		$51,251,712

*	Represents party-in-interest to the Plan.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR

The Plan has executed no transactions as defined.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

The Plan has executed no transactions as defined.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

The Plan has executed no transactions as defined.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

The Plan has executed no transactions as defined.

GLOBAL IMAGING SYSTEMS
401(k) RETIREMENT PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

The Plan has executed no transactions as defined.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN
(Registrant)

September 27, 2002	/s/ RAYMOND SCHILLING
Date	Raymond Schilling
Chief Financial Officer, Secretary and Treasurer, (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Number	Exhibit

23	Consent of Independent Certified Public Accountants